 Exhibit (a)(1)(F)
CLARUS CORPORATION

SUPPLEMENT DATED JUNE 22, 2018
TO OFFER TO PURCHASE FOR CASH DATED MAY 8, 2018
BY
CLARUS CORPORATION
TO INCREASE THE CASH PURCHASE PRICE TO NOT
GREATER THAN $8.00 PER SHARE NOR LESS THAN
$7.20 PER SHARE FOR UP TO $7,500,000 OF SHARES OF ITS COMMON STOCK

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 11, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Clarus Corporation, a Delaware corporation (“Clarus,” the “Company,” “we,” “us,” or “our”), hereby amends and supplements the offer to purchase shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), at a price not greater than $8.00 nor less than $7.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions described in the Offer to Purchase filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2018 (the “Original Offer to Purchase”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on June 6, 2018 (“Amendment No. 1”), and this Supplement to the Offer to Purchase (the “Supplement,” and together with the Original Offer to Purchase and Amendment No. 1, as each may be further amended or supplemented from time to time, the “Offer to Purchase”), the Amended Letter of Transmittal dated June 22, 2018 (“Letter of Transmittal,” which together with the Offer to Purchase, as each may be further amended or supplemented from time to time, constitute the “Offer”). If the Offer is fully subscribed, the Offer will result in the repurchase by Clarus of 937,500 to 1,041,666 Shares, at a Purchase Price not greater than $8.00 nor less than $7.20 per Share, which would represent approximately 3.1% to 3.5% of our issued and outstanding Shares, respectively.
The Offer was originally for up to $7,200,000 of Shares at a Purchase Price not greater than $7.20 nor less than $6.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, and was originally scheduled to expire at 11:59 P.M., New York City time, on June 5, 2018, which was subsequently extended to 11:59 P.M., New York City time, on June 22, 2018.
As amended and supplemented, the Offer is now for up to $7,500,000 of Shares at a Purchase Price not greater than $8.00 nor less than $7.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, and is scheduled to expire at 11:59 P.M., New York City time, on July 11, 2018.
Except to the extent amended and supplemented by Amendment No. 1 and this Supplement, the terms and conditions set forth in the Original Offer to Purchase remain applicable in all respects to the Offer. This Supplement is a part of, and should be read in conjunction with, the Original Offer to Purchase, Amendment No. 1, the Letter of Transmittal and the other documents that constitute part of the Offer. Where information in the Original Offer to Purchase, Amendment No. 1, the Letter of Transmittal and the other documents that constitute part of the Offer is in conflict with, supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement, but not otherwise defined in this Supplement, shall have the meanings given to those terms in the Original Offer to Purchase.
The Offer is not conditioned on any minimum number of Shares being tendered. The Offer, however, is subject to other conditions. See Section 7 of the Offer to Purchase.

To the Holders of our Shares:
The Company is amending the Offer to increase both the size of the Offer and the range of prices at which stockholders may tender Shares for purchase by us. Upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, we are now offering to purchase up to $7,500,000 of Shares at a Purchase Price of not greater than $8.00 nor less than $7.20 per Share, less any applicable withholding taxes and without interest. Additionally, the Company is further extending the duration of the Offer, which will now expire at 11:59 P.M., New York City time, on Wednesday, July 11, 2018, unless extended.
Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your Shares and we have not authorized any person to make any such recommendation. You must decide whether to tender your Shares and, if so, how many Shares to tender. In doing so, you should read and evaluate carefully the information in this Supplement, the Original Offer to Purchase, Amendment No.1 and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your Shares with your broker or other financial or tax advisor. See Section 2 of the Offer to Purchase.
As of May 7, 2018 and as of June 21, 2018, we had 30,041,265 issued and outstanding Shares. If the Offer is fully subscribed, the Offer will result in the repurchase by Clarus of 937,500 to 1,041,666 Shares, at a Purchase Price not greater than $8.00 nor less than $7.20 per Share, which would represent approximately 3.1% to 3.5% of our issued and outstanding Shares, respectively.
The Shares are listed on the NASDAQ Global Select Market (“NASDAQ”) and trade under the symbol “CLAR.” On May 7, 2018, the last full trading day for the Shares before we commenced the Offer, the closing market price on NASDAQ was $7.10, and on June 21, 2018, the last full trading day before we announced the increase in the range of the Purchase Price and the maximum aggregate Purchase Price and further extension of the Expiration Date, the closing price of the Shares on NASDAQ was $7.40 per Share. You should understand that the minimum Purchase Price of  $7.20 per Share could be below the closing market price for the Shares on NASDAQ on the Expiration Date. You should obtain current market quotations for the Shares before deciding whether to participate in the Offer.
This Supplement should be read in conjunction with the Original Offer to Purchase, Amendment No. 1 and the related Letter of Transmittal. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.
All references to the maximum aggregate purchase price or value of Shares the Company is offering to purchase in the Offer now mean $7,500,000 (previously $7,200,000) and all references to Shares having an aggregate purchase price or value of, or less than, or up to, or more than, or in excess of  $7,200,000 now mean Shares having an aggregate purchase price or value of, or less than, or up to, or more than, or in excess of  $7,500,000.
All references to the price range for the Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $8.00 nor less than $7.20 per Share (previously not greater than $7.20 nor less than $6.60 per Share).
All references to the minimum price or minimum Purchase Price in the Offer (previously $6.60 per Share) now mean a minimum price or minimum Purchase Price of  $7.20 per Share.
All references to the maximum price or maximum Purchase Price in the Offer (previously $7.20 per Share) now mean a maximum price or maximum Purchase Price of  $8.00 per Share.
All references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a minimum Purchase Price of  $7.20, now mean 1,041,666 Shares (and such number of Shares represents approximately 3.5% of the total number of Shares issued and outstanding as of May 7, 2018 and June 21, 2018).
All references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a maximum Purchase Price of  $8.00, now mean 937,500 Shares (and such number of Shares represents approximately 3.1% of the total number of Shares issued and outstanding as of May 7, 2018 and June 21, 2018).

All references to the expiration date or “Expiration Date” of the Offer now mean 11:59 P.M. New York City time, on July 11, 2018 (previously, the Offer, as amended, was scheduled to expire at 11:59 P.M. New York City time, on June 22, 2018).
All references to the Letter of Transmittal now include the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery now include the Amended Notice of Guaranteed Delivery.
All references to the date by which it is suggested by the Company that holders of vested options, who wish to tender Shares in the Offer, exercise such vested options now mean July 3, 2018 (previously May 29, 2018).
In addition to the changes that we have described above, under the heading “Amendments to Specific Provisions,” below, we have indicated other specific provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase and Amendment No. 1 shall continue to be applicable. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

SUMMARY OF THE AMENDED OFFER
This summary highlights certain material information regarding the Offer, as amended and supplemented, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase, Amendment No. 1 and the related Letter of Transmittal, together with this Supplement, because they contain important information regarding the Offer.
How many Shares is Clarus offering to purchase?
We are offering to purchase up to a maximum of  $7,500,000 of Shares (increased from $7,200,000 of Shares), properly tendered in the Offer and not properly withdrawn, at a Purchase Price not greater than $8.00 nor less than $7.20 per Share.
What will be the Purchase Price for the Shares and what will be the form of payment?
We are offering to purchase for cash up to $7,500,000 of our Shares at a Purchase Price not greater than $8.00 nor less than $7.20 per Share (increased from a Purchase Price of not greater than $7.20 nor less than $6.60 per Share), net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.
On the terms and subject to the conditions of the Offer (including the proration and conditional tender provisions), as promptly as practicable following the Expiration Date, we will pay the Purchase Price in cash, less any applicable withholding taxes and without interest, to all stockholders who have properly tendered (and have not properly withdrawn) their Shares that have been accepted for payment. See Section 1 of the Offer to Purchase.
How will the Company pay for the Shares?
Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $7,800,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using available cash, or funds that we may borrow under our credit facility. See Section 9 of the Offer to Purchase.
If I have not yet tendered Shares under the Offer to Purchase, how do I tender Shares in order to receive the new Purchase Price?
If you want to tender all or part of your Shares, you must do one of the following before the Expiration Date:
•
If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your Shares for you.

•
If you hold certificates in your own name, you must complete and sign the Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer.

•
If you are an institution participating in DTC (as defined in the Original Offer to Purchase), you must tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase.

•
If you are unable to deliver the certificates for the Shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3 of the Offer to Purchase.

•
If you are a holder of vested options to purchase Shares, subject to Company policies and practices, you may exercise your vested options to purchase Shares and tender such Shares in the Offer; however, we suggest that you exercise your vested options at least five business days prior to the date on which the Offer is scheduled to expire (which, unless the Offer is extended, will require you to exercise such options no later than 5:00 p.m., New York City time, on July 3, 2018) in order to provide you with sufficient time to validly tender such Shares in the Offer. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline. See Section 3 of the Offer to Purchase.
You may contact the Information Agent or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent is on the back cover page of this Supplement. See Section 3 of the Offer to Purchase and the Instructions to the Letter of Transmittal.
If I tendered Shares under the Offer to Purchase and I do not wish to withdraw those Shares, do I need to do anything further?
No. If you have previously tendered your Shares, and you do not wish to withdraw the tender of those Shares, change the number of Shares tendered or change your indication of a specific price at which Shares are being tendered, you do not need to take any further action in response to this Supplement in order to receive the new Purchase Price for your Shares. As a result of the increase in the Purchase Price from not greater than $7.20 nor less than $6.60 per Share to a price not greater than $8.00 nor less than $7.20 per Share, any Shares previously tendered into the Offer at any price per Share will now be deemed to have been tendered at the minimum price of  $7.20 per share and will receive the Purchase Price as finally determined in accordance with the Offer to Purchase.
If I have already tendered Shares under the Offer to Purchase and I wish to either change the number of Shares tendered or change my indication of a specific price at which my Shares are being tendered, what do I need to do?
If you have previously tendered Shares, and you wish to either change the number of Shares tendered or change your indication of a specific price at which your Shares are being tendered, you must withdraw all previously tendered Shares in accordance with the procedures described in Section 4 of the Offer to Purchase and submit a new and later-dated Letter of Transmittal (which will supersede your original letter of transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Offer to Purchase or, if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered Shares be changed. See Section 3 of the Offer to Purchase.
If I tendered Shares under the Offer to Purchase, may I withdraw those Shares?
Yes. You may withdraw your tendered Shares at any time before 11:59 P.M., New York City time, on July 11, 2018, or such later time and date to which we may extend the Offer. See Section 4 of the Offer to Purchase.
How will I be notified if the Offer is extended or further amended?
If the Offer is extended, we will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any further amendment to the Offer by making a public announcement of the amendment. See Section 15 of the Offer to Purchase.

Whom do I contact if I have questions about the Offer?
For additional information or assistance, you may contact D.F. King & Co., Inc., the Information Agent, at the telephone numbers and address set forth on the back cover of this Supplement. You may request additional copies of the Offer to Purchase, the Letter of Transmittal, other Offer documents and any amendments to any of the foregoing from the Information Agent at its telephone numbers and address on the back cover of this Supplement.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Offer to Purchase are forward-looking statements. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this Offer to Purchase include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets, including the ability to obtain sufficient financing; the financial strength of the Company’s customers; the Company’s ability to implement its growth strategy, including its ability to organically grow each of its historical product lines; the ability of the Company to identify potential acquisition or investment opportunities as part of its acquisition strategy; the Company’s ability to successfully execute its acquisition strategy or that any such strategy will result in the Company’s future profitability; the Company’s ability to successfully integrate Sierra Bullets, L.L.C. (“Sierra”); changes in governmental regulation, legislation or public opinion relating to the manufacture and sale of bullets by our Sierra segment, and the possession and use of firearms and ammunition by our customers; the Company’s exposure to product liability or product warranty claims and other loss contingencies; stability of the Company’s manufacturing facilities and foreign suppliers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; our ability to utilize our net operating loss carryforwards; legal, regulatory, political and economic risks in international markets; the additional leverage that we may incur to finance the Offer could adversely affect our capital resources, financial condition and liquidity; our decreased “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) as a result of the Offer and other Share repurchases; and the commencement and completion of the Offer.
More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this Offer to Purchase are based upon information available to the Company as of the date of this Offer to Purchase, and speak only as of the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase, except as otherwise required by law.

AMENDMENTS TO SPECIFIC PROVISIONS
In addition to the changes that we have described above, Sections 3, 8, 9 and 10 of the Offer to Purchase are further amended as follows:
3. Procedures for Tendering Shares.
The section titled “Procedures for Tendering Shares” in Section 3 of the Offer to Purchase is hereby amended to add the following:
If you have previously tendered your Shares, and you do not wish to withdraw the tender of those Shares, change the number of Shares tendered or change your indication of a specific price at which Shares are being tendered, you do not need to take any further action in response to this Supplement in order to receive the new Purchase Price for your Shares. As a result of the increase in the Purchase Price from not greater than $7.20 nor less than $6.60 per Share to a price not greater than $8.00 nor less than $7.20 per Share, any Shares previously tendered into the Offer at any price per Share will now be deemed to have been tendered at the minimum price of  $7.20 per share and will receive the Purchase Price as finally determined in accordance with the Offer to Purchase.
If you have previously tendered Shares, and you wish to either change the number of Shares tendered or change your indication of a specific price at which your Shares are being tendered, you must withdraw all previously tendered Shares in accordance with the procedures described in Section 4 hereof and submit a new and later-dated Letter of Transmittal (which will supersede your original letter of transmittal) containing your new instructions in accordance with the procedures contained in Section 3 hereof or, if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered Shares be changed.
8. Price Range of Shares; Dividends.
The section titled “Price Range of Shares” in Section 8 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:
“Price Range of Shares.   The following table sets forth the high and low sales prices per Share for our Shares as reported by NASDAQ for the relevant periods.
	High	Low
Year ending December 31, 2018
First Quarter	$7.80	$6.50
Second Quarter (through June 21, 2018)	$7.55	$6.60
Year ended December 31, 2017
First Quarter	$6.23	$5.00
Second Quarter	$7.10	$5.10
Third Quarter	$7.80	$5.20
Fourth Quarter	$8.00	$6.75
Year ended December 31, 2016
First Quarter	$5.19	$3.85
Second Quarter	$4.61	$3.93
Third Quarter	$5.21	$4.11
Fourth Quarter	$6.85	$4.75
On May 7, 2018, the last full trading day before we commenced the Offer, the closing price of the Shares on NASDAQ was $7.10 per Share. On June 21, 2018, the last full trading day before we announced the increase in the range of the Purchase Price and the maximum aggregate Purchase Price and further extension of the Expiration Date, the closing price of the Shares on NASDAQ was $7.40 per Share. We urge stockholders to obtain a current market quotation for the Shares before deciding whether and at what prices to tender their Shares.”

9. Source and Amount of Funds.
The first paragraph of the section titled “Source and Amount of Funds” in Section 9 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:
“The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $7,800,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using available cash, or funds that we may borrow under our existing credit facility, which is described below.”
10. Certain Information Concerning the Company.
The third bullet point in the section titled “Incorporation by Reference” in Section 10 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:
•
“Clarus’ Current Reports on Form 8-K filed on March 15, 2018, May 7, 2018 (regarding the Offer and other matters), June 11, 2018 and June 13, 2018; and”

MISCELLANEOUS
Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, filed on May 8, 2018, Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on June 6, 2018, and Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed June 22, 2018 (“Amendment No. 2”) which contain additional information relating to the Offer. The Schedule TO, Amendment No. 1 and Amendment No. 2, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 of the Offer to Purchase with respect to information concerning Clarus.
We have not authorized anyone to provide you with information or make any representation on behalf of us or in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on that information or representation as having been authorized by us.
Clarus Corporation

June 22, 2018

The Letter of Transmittal, book-entry confirmation of Shares and any other required documents should be sent or delivered by each stockholder of Clarus or his/her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
American Stock Transfer & Trust Company
By First-Class, Registered or Certified Mail:	By Express or Overnight Courier:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: (212) 269-5550
Stockholders Call Toll-Free: (888) 414-5566
Email: clarus@dfking.com